

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 4, 2008

Mr. Robert L. Long
Chief Executive Officer
Transocean Inc.
4 Greenway Plaza
Houston, TX 77046

> **RE:** **Transocean Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Schedule 14A filed April 2, 2008**
> **Response Letter Dated June 25, 2008**
> **Response Letter Dated July 28, 2008**
> **File No. 3-75899**

Dear Mr. Long:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director